

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

<u>Via U.S. Mail</u>
James F. Pearson
Chief Financial Officer
FirstEnergy Corp.
76 South Main
Akron, OH 44308

Re: FirstEnergy Corp.
File No. 333-21011
FirstEnergy Solutions Corp.
File No. 0-53742
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Registrant and Subsidiaries, page 47

Results of Operations, page 58

1. Please tell us what consideration you have given to providing disclosures that explain the changes in the income taxes (benefits) related to your segments. Refer to Item 303(a)(3)(i) of Regulation S-K.

Contractual Obligations, page 86

2. Please tell us your consideration of including a discussion of long-term liabilities excluded from the table of contractual obligations.

Critical Accounting Policies and Estimates, page 107

Goodwill, page 109

3. Please tell us and disclose in future filings whether the fair value of your Competitive Energy Services segment is substantially in excess of carry value or are at risk of failing step one of the impairment test. If the reporting unit is at risk of failing step one of the impairment test please consider disclosing the following information:

   - The percentage by which fair value exceeded carrying value at the date of the most recent test;

   - The amount of goodwill allocated to the reporting unit;

   - How the key assumptions used in the discounted cash flow analysis were determined; and

   - A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible.

Item 8. Financial Statements and Supplementary Data, page 115

Consolidated Statements of Cash Flows, page 123

4. Please tell us your basis in GAAP for your presentation of the make-whole premiums and tender premiums paid on debt redemptions. Please ensure your response addresses instances where the premiums are included in the loss on debt redemptions recorded in operating activities and your classification of tender premiums paid on debt redemptions as financing activities.

Combined Notes to Consolidated Financial Statements, page 129

1. Organization and Basis of Presentation, page 129

Accounting for Effects of Regulation, page 129

5. Please tell us and consider disclosing the specific nature and basis for deferral of transmission, generation and distributions costs recorded as regulatory assets.

6. Please tell us your basis in GAAP for netting regulatory assets and liabilities based on federal and state jurisdiction. Additionally, tell us why you have netted nuclear decommissioning and spent fuel disposal costs and asset removal costs against regulatory assets for the periods presented.

Property, Plant and Equipment, page 131

7. Please tell us your consideration of disclosing the major classes of property, plant and equipment included in Regulated Distribution, Regulated Transmission, Competitive and Other/Corporate segments. Refer to ASC 360-10-50-1.

3. Pensions and Other Postemployment Benefits, page 137

8. Please tell us the nature of the differences in the noncurrent liabilities reflected in the table on page 138 and retirement benefits presented in the balance sheets for the periods presented.

9. Please tell us your consideration of disclosing the components of the net benefit cost recognized related to FES and how you allocate the assets, liabilities and expense to FES. Refer to ASC 715-20-50.

9. Fair Value Measurements, page 159

Investments, page 164

10. Please tell us why you excluded emission allowances, employee benefit trusts and cost and equity method investments from the disclosures.

10. Derivative Instruments, page 165

11. Please disclose location and amount of the gains and losses on derivative instruments for FES. Refer to ASC 815-10-50-4A through E.

16. Commitments, Guarantees and Contingencies, page 188

Hazardous Air Pollutant Emissions, page 192

12. With respect to the coal transportation agreements associated with the deactivated plants and unresolved aspects of the transportation agreements, please either disclose an estimate of the reasonably possible range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief